U.S. Securities and Exchange Commission
                           Washington, D.C. 20549

                       NOTICE OF EXEMPT SOLICITATION
                    Submitted pursuant to Rule 14a-6(g)


1. Name of the Registrant:

The Walt Disney Company

2. Name of person relying on exemption:

Roy E. Disney, Patricia A. Disney, Roy P. Disney, Susan Disney Lord, Abigail E. Disney, Timothy J. Disney, Shamrock Holdings, Inc., Shamrock Holdings of California, Inc. and Stanley P. Gold

3. Address of person relying on exemption:

4444 Lakeside Drive, 2nd Floor, Burbank, California  91505

4. Written materials. The attached letter was posted on the savedisney.com website:

Open Letter to George Mitchell

February 6, 2004

Dear Mr. Mitchell:

          It appears that the Board's claim that The Walt Disney Company adheres to industry best practices in governance - in this case transparency and communications - suffered a significant setback last Friday January 30, 2004. Richard Greenfield of Fulcrum Partners, a well respected independent research organization, appeared on Kudlow and Cramer, the nationally recognized business program, and revealed that he had been disinvited to attend the upcoming Investor & Analyst conference in Orlando. Perhaps it is just a coincidence that Mr. Greenfield has a current sell rating on Disney stock.

          The Company's stated commitment to governance is undermined by Mr. Greenfield's revelation. We believe that trying to aggressively manage the free flow of ideas and viewpoints among the Company's many constituents in this manner is not "best practice" or admirable. Moreover, these tactics compromise the integrity and independence of research analysts and their work.

          Mr. Mitchell, if you are committed to providing meaningful leadership to the Board and, if you have truly embraced substantive good governance practices, you will take concrete action to ensure that Disney and its Investor Relations department provides open and equal access to all constituents. Specifically, we suggest the following:

          1. While Mr. Greenfield has been reinvited to the conference, I'd encourage you to allow him to fully participate in the question and answer sessions;

          2. Explain why Abigail Disney's request to represent the Roy E. Disney family (the Company's largest "individual" shareholder) at the conference has been denied;

          3. Respond in full to a list of questions we will publish next week about the Company's financial results, performance and governance;

          4. Release the series of letters and presentations written by Stanley Gold and Roy Disney to the Board and management over the last two years. The Company has questioned the accuracy of our statements without supporting its claims. We are prepared to openly discuss all of our statements.

          We are concerned that the investing public and interested constituents will continue to receive from the Company what we believe are incomplete answers, partial facts, feel good statements, slick presentations and PR "spin" rather than specific, complete and meaningful answers.

          Disney's financial performance and stock price have been substandard over the past eight years. The current efforts to heavily promote the first quarter earnings that are driven primarily by several hit movies, an accounting change to amortization expense at ESPN and cost-cutting at ABC only mask long-term underperformance and, we believe, are not indicative of future growth rates. We are not fooled: a recovery to 1997 earnings levels does not indicate resumption to late 1980's/early 1990's growth rates.

          The shareholders deserve straight and plain talk; not political rhetoric, marketing hyperbole or questionable focus on only a single quarter's earnings.

          The shareholders of The Walt Disney Company deserve and expect much more from you.

          Kindest regards,


          Michael McConnell